UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-168515

TOYS “R” US PROPERTY COMPANY II, LLC

(Exact name of registrant as specified in its charter)

One Geoffrey Way

Wayne, New Jersey 07470

(973) 617-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.50% SENIOR SECURED NOTES DUE 2017

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

On November 20, 2009, Toys “R” Us Property Company II, LLC (“Propco II”) issued $725 million aggregate principal amount of 8.50% Senior Secured Notes due 2017 (the “Initial Notes”) in a private offering pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). On November 16, 2010, Propco II exchanged all of the Initial Notes for identical notes (the “Exchange Notes”) registered under the Securities Act, pursuant to a Registration Statement on Form S-4 declared effective by the Securities and Exchange Commission (the “Commission”). The Exchange Notes were governed by that certain Indenture, dated as of November 20, 2009, among Propco II, the guarantors party thereto and The Bank of New York Mellon, as trustee and collateral agent (the “Indenture”). Propco II has continued as a voluntary filer pursuant to a contractual obligation under the Indenture subsequent to the expiration of its obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On November 3, 2016, Propco II redeemed all $725 million aggregate principal amount of its 8.50% Senior Secured Notes due 2017, effectively terminating the Indenture and Propco II’s contractual reporting obligations. As a result, Propco II will no longer file reports with the Commission pursuant to the Indenture.

Pursuant to the requirements of the Exchange Act, Toys “R” Us Property Company II, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TOYS “R” US PROPERTY COMPANY II, LLC

Date: November 3, 2016	By:	/s/ Michael J. Short
Name: Michael J. Short
Title: President and Chief Financial Officer